WEALTH MINERALS LTD.
                       (Formerly Triband Enterprise Corp.)
                       MANAGEMENT DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDED NOVEMBER 30, 2004


                       MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

This discussion covers the consolidated operations of Wealth Minerals Ltd. ("Wealth", or the "Company") for the year ended November 30, 2004 and subsequent activity up to March 10, 2005. All monetary amounts referred to herein are in Canadian dollars unless otherwise stated. The following Management Discussion and Analysis should be read in conjunction with the annual consolidated financial statements for the year ended November 30, 2004.

Additional information related to the Company is available for view on SEDAR at www.sedar.com or on the Company's website at www.wealthminerals.com, or by requesting further information from the Company's head office in Vancouver.

DESCRIPTION OF BUSINESS

Wealth Minerals Ltd. is a mineral resource exploration company with a focus on the acquisition, exploration and development of precious metals based mineral properties in the Americas. The Company maintains its head office in Vancouver, Canada. The Company's principal mineral property is the Amata project in Peru, a property consisting of 10,300 hectares in the Coaluque district in Moquegua, Peru with potential copper-gold-silver mineralization. The property was the subject of a 15 hole drill program conducted by Rio Tinto PLC in 2002/2003, and is in the exploration stage.

The Company is an Alberta, Canada registered corporation and a reporting issuer in British Columbia. The Company's common shares trade as a Tier 2 issuer on the TSX Venture Exchange under the trading symbol "WML", on the US OTC board under the trading symbol "WMLLF", and on the Frankfurt Stock Exchange under the trading symbol "EJZ". On January 14, 2004, the Company consolidated its share capital on a four old shares for one new share basis and changed its name from Triband Enterprise Corp.

RESULTS FROM OPERATIONS

The following is a summary of significant events and transactions that occurred during the period:

      o Restructured the share capitalization of the Company through a consolidation of four old shares for one new share basis;

      o Raised proceeds of $3,549,400 and issued 7,666,250 common shares on the completion of private placements;

      o Entered into an option agreement to acquire up to a 70% interest the Amata project, a mineral exploration property, in southern Peru;

      o Appointed Rosie Moore as President, Gary Freeman as VP, Jon Lever as CFO, and Henk Van Alphen as a director;

      o     Shares listed for trading in Germany, adding to Canada and the U.S.;

      o Subsequent to yearend signed a letter agreement granting Wealth exclusive due diligence and right of first refusal to acquire majority interests in exploration projects in Mexico and Columbia.

      o Subsequent to yearend signed a letter agreement granting Wealth the option to earn a 60% interest in the Cerro Bonito gold silver vein target in El Salvador from Brett Resources Inc.

                              WEALTH MINERALS LTD.
                       (Formerly Triband Enterprise Corp.)
                       MANAGEMENT DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDED NOVEMBER 30, 2004


Selected Annual Information

The following table provides a brief summary of the Company's financial operations. For more detailed information, refer to the Financial Statements.

=======================================================================================
                                                       Year ended November 30,
                                                  2004            2003             2002
---------------------------------------------------------------------------------------
Total revenues                           $          --     $        --    $          --
Net loss before extraordinary items          1,589,769         264,101          314,260
Net loss                                     1,630,322         263,199          315,085
Basic and diluted loss per share                 (0.24)          (0.14)           (0.22)
Total assets                                 3,035,983         117,052          185,094
Total long-term liabilities                         --              --               --
Cash dividends                           $          --     $        --    $          --
=======================================================================================

Results of Operations- annual

During the year ended November 30, 2004 the Company incurred a loss of $1,630,322 compared to a loss of $263,199 in the prior year. The loss in 2004 increased by $1,367,123 and was primarily comprised of the following:
Stock-based compensation ($549,360), exploration costs (increase of $476,479) and consulting fees (increase of $155,316). These items account for $1,181,155 (86%) of the increase. During 2003 and 2002, the Company was relatively inactive with regard to its mineral property holdings, and did not record stock-based compensation on the granting of stock options. In 2004, the Company moved premises, completed four private placements, hired a technically oriented President to build the exploration project portfolio and entered into new property agreements. As a consequence, general administrative expense categories also increased. Listing and transfer agent fees increased fourfold to $81,156 from $20,730 primarily due to costs associated with the private placements. Professional fees and travel both almost doubled to $86,837 and $44,237 respectively, from $52,900 and $24,702.

Total consulting fees of $238,116 include $156,500 from related parties (see "Transactions with Related Parties" below). Other consulting fees and salaries were $81,616 (2003 - $22,800). Remuneration to related parties was comprised of $130,000 to the former President, $22,500 to the President, and $4,000 to the CFO. Included in the $130,000 to the former President is a $60,000 severance fee for stepping down upon the appointment of a new President.

Travel expenses were incurred primarily by directors in respect of completing private placement financings, for general corporate purposes, for attendance at two trade shows, and for property investigations.

The Company incurred exploration costs of $504,262, comprised of $484,847 on the Amata Project in Peru, and $19,415 on the Nevada, USA claims as follows:

                       Amata Project,    Betty O'Neal         BET 1-23
                                Peru   claims, Nevada   claims, Nevada            Total
                        ---------------------------------------------------------------
Acquisition costs       $    381,970               --               --     $    381,970
Taxes and fees                44,636               --               --           44,636
Claim and filing fees             --           11,719            4,033           15,752
Geological consulting         23,278               --               --           23,278
Insurance                         --            3,663               --            3,663
Surveying                     21,756               --               --           21,756
Travel                        13,207               --               --           13,207
                        ------------     ------------     ------------     ------------

Total                   $    484,847           15,382            4,033     $    504,262
                        ============     ============     ============     ============

The Amata project acquisition costs are comprised of a cash payment of US$100,000 and the issuance of 200,000 common shares at a fair value of $1.22 per share. The other costs were incurred as a result of examining and evaluating the property (refer to "Properties" below).

                              WEALTH MINERALS LTD.
                       (Formerly Triband Enterprise Corp.)
                       MANAGEMENT DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDED NOVEMBER 30, 2004


The Company recognizes an expense for stock options granted, and a share issuance cost in respect of agents' warrants issued in connection with private placements, as determined by the Black-Scholes pricing model. In 2004, options were granted but no agents' warrants were issued. As a result of the options granted, $549,360 was recorded as a credit to contributed surplus. As a result of the exercise of stock options during the year, $16,800 was debited to contributed surplus and credited to the value of the options exercised.

Summary of Quarterly Results
================================================================================================================================
                                                                                   Three month periods ended
                                                           ---------------------------------------------------------------------
                                                               November 30,       August  31,           May 31,     February 29,
                                                                       2004              2004              2004             2004
--------------------------------------------------------------------------------------------------------------------------------
Total assets                                                     $3,035,983       $ 3,038,843       $ 2,394,308       $  253,359
Mineral property interests and deferred exploration costs                --                --                --               --
                                                                  2,931,294         2,965,443         2,324,051          188,320
Working capital
Shareholders' equity                                              2,944,758         3,001,912         2,360,648          225,485
Revenues                                                                 --                --                --               --
Net loss                                                          (752,033)         (426,086)         (356,720)         (95,483)
Loss per share                                                   $   (0.07)       $    (0.05)       $    (0.10)       $   (0.04)
================================================================================================================================

================================================================================================================================
                                                                                    Three month periods ended
                                                           ---------------------------------------------------------------------
                                                               November 30,        August 31,           May 31,     February 28,
                                                                       2003              2003              2003             2003
--------------------------------------------------------------------------------------------------------------------------------

Total assets                                                      $ 117,052        $   99,811        $   54,457       $  217,121
Mineral property interests and deferred exploration costs                --                --                --               --
Working capital                                                      38,774            46,793            96,006          157,835
Shareholders' equity                                                 76,508            85,270           135,227          197,800
Revenues                                                                 --                --                --               --
Net loss                                                           (76,262)          (55,957)         (130,980)         (68,407)
Loss per share                                                    $  (0.04)        $   (0.03)        $   (0.07)       $   (0.04)
================================================================================================================================

Results of Operations- Quarterly

During the three-month period ended November 30, 2004, the Company incurred a loss of $752,033. The major items comprising the loss were stock-based compensation ($529,200), consulting fees ($152,000), exploration costs ($47,387), professional fees ($32,322) and listing fees ($20,102). During the comparative three-month period ending November 30, 2003, the Company incurred a loss of $76,262. The major items comprising the loss were professional fees ($22,374), travel ($11,129), office ($7,602) and listing fees ($6,716).
Notwithstanding the 2004 stock-based compensation, the current period loss of $222,833 is an increase of $146,571 from the comparative 2003 period. The primary differences are consulting fees and exploration costs which are $132,800 and $46,213 higher, respectively, in the current period. During the period, the Company entered into a foreign property interest, appointed new officers, added two directors and moved its head office in Vancouver to larger premises.

For the quarter ended November 30, 2004, consulting fees include $111,500 from directors and officers including a severance fee of $60,000 paid to a Company controlled by the former President, under the terms of the appointment of Ms. Moore as President, and as a bonus for restructuring the Company and raising over $3.5 million from private placements. (see "Transactions with Related Parties" below). In the comparative quarter ending November 30, 2003, total consulting fees were $19,200 of which related party consulting fees were $15,000 to the former President. Most other expense categories increased in the fourth quarter of 2004 compared to the corresponding 2003 period, including travel expenses (increased $7,099), incurred primarily by directors in respect of ongoing property due diligence, to complete private placement financings which required some travel, professional fees (increased $9,948) and listing fees (increased $13,386). These increases are consistent with the increased level of due diligence, property investigation and corporate activity being done by the Company.

                              WEALTH MINERALS LTD.
                       (Formerly Triband Enterprise Corp.)
                       MANAGEMENT DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDED NOVEMBER 30, 2004


During the three-month period ended November 30, 2004, the Company recognized $529,200 as an expense for 900,000 stock options which were granted on September 29, 2004 and the amount was credited to contributed surplus. As a result of the exercise of stock options during the quarter, $16,800 was debited to contributed surplus and credited to the value of the options exercised. Prior to 2004, the Company did not record an amount for stock-based compensation.

PROPERTIES

Amata Project, Peru

On July 15, 2004 the TSX Venture Exchange accepted for expedited filing an agreement between the Company and Carlos Ballon, a Peruvian resident and principal of Minera Koripampa, a private Peruvian company, granting the Company the right to acquire a 100% interest in Koripampa's 70% interest in the Amata Project in Southern Peru, for initial consideration of 200,000 common shares within 10 days of TSX approval (issued at a fair value of $1.22 per share), US$100,000 on closing (paid), the issuance of 200,000 common shares one year after closing, work expenditures of US$200,000 and US$500,000 in the first two years respectively, and escalating cash payments of US$3.9 million over a four-year period. The Company announced the signing of the agreement on July 6, 2004.

The Amata Project consists of 10,300 hectares in the Coaluque district in Moquegua, Peru. The project hosts potential for copper-gold-silver mineralization and was the subject of a 15 hole drill program conducted by Rio Tinto PLC in 2002/2003. Minera Koripampa acquired its rights in the Amata project from Rio Tinto in June 2004. The Company's geologists visited the Amata site in November 2004 to decide on an appropriate work program.

Wealth will draw on the guidance and experience of its new President, Rosie Moore, to advance the project and seek out other exploration opportunities.

BET 1-23 claims, Nevada, US

The Company's wholly owned US subsidiary holds title to twenty-three unpatented mining claims, referred to as the BET 1-23 Claims, located in Whisky Canyon, Lander County, Nevada. To earn and maintain 100% interest in the BET 1-23 claims, the Company is required to pay annual fees of US$8.50 per claim plus total maintenance fees of US$2,875 per year. The claims are continuing to be maintained by the Company.

The Company's wholly owned US subsidiary was also party to a 2003 agreement to acquire two claims, referred to as the Betty O'Neal claims, bordering the BET 1-23 claims. On July 9, 2004, a US$25,000 option payment due in respect of the Betty O'Neal claims was not paid and the Company therefore forfeited its right to acquire an interest in them

Qualified Person and QA/QC

The Company's President, Ms. Rosie Moore, was appointed on September 17, 2004 as chief geologist of the Company. She approved the technical information contained in this Management Discussion and Analysis.

The Company has Quality Assurance/Quality Control (QA/QC) protocols in place for all future drilling, rock, soil, and stream sediment sampling programs as part of all geochemical sampling, sample preparation, sample shipping and sample analysis and compilation procedures. QA/QC procedures include chain-of-custody protocol and systematic submittal of blanks, duplicates and registered standards as part of every sample shipment to the analytical laboratory.

INVESTOR RELATIONS

Investor relation activities are managed primarily by Gary Freeman, a current director, and President until September 29, 2004. During the year, the directors attended two industry trade shows in North America. Mr Freeman was primarily responsible for raising money and completing the private placements undertaken in 2004. These activities were a critical part of the Company's achievement of raising over $3.5 million from those private placements.

                              WEALTH MINERALS LTD.
                       (Formerly Triband Enterprise Corp.)
                       MANAGEMENT DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDED NOVEMBER 30, 2004


LIQUIDITY

At November 30, 2004, the Company had working capital of $2,931,294 (2003 - $38,773) and a cumulative deficit of $6,549,330 (2003 - $4,919,008).

The working capital is sufficient for the Company to carry out planned exploration work programs, investigate new mineral property projects, and fund corporate overhead for at least the next fiscal year. In addition, the Company would receive $3,138,500 if all warrants outstanding as at November 30, 2004 are exercised, at prices ranging from $0.35 to $1.00 per share.

CAPITAL RESOURCES

To date, the Company's ongoing operations have been predominantly financed by private placements. Of total 2004 equity financing, $3,549,400 was raised from private placements, $161,400 from the exercise of warrants and $61,487 from the exercise of stock options. The private placement funds were raised for the purpose of enabling the Company to acquire mineral property projects of merit and to conduct a series of exploration programs on them. It is the intent of the Company to advance whatever projects are determined to offer the best opportunities for discovery of and development of a mineral deposit. The following summarizes the Company's private placements in 2004.

          Date   Units Issued      Unit Price    Amount Raised    No. of full warrants   Exercise Price    Expiry date
----------------------------------------------------------------------------------------------------------------------
 February 2004        850,000        $ 0.24       $   204,000              425,000            $ 0.35         8/26/05
    March 2004      2,500,000        $ 0.27       $   675,000            1,250,000            $ 0.35         3/15/06
      May 2004      3,010,000        $ 0.54       $ 1,625,400            1,505,000            $ 0.80         5/14/06
September 2004      1,306,250        $ 0.80       $ 1,045,000            1,306,250            $ 1.00         3/7/06
                                                  -----------
                                                  $ 3,549,400
                                                  ===========

Additional financings may be required to conduct further acquisition, exploration or development work on any of the projects and to place any project (if feasible) into production. While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so.

SHARES ISSUED FOR PROPERTY

In 2004 the Company issued 200,000 common shares under the terms of the Amata property agreement. The fair value of the shares was $1.22 per share on the date of issuance. The total fair value amount of $244,000 is an acquisition cost included under Acquisition, exploration and development costs.

SHARES FOR DEBT

In February 2004, the Company issued 84,583 Common shares for debt at $0.24 per share.

OFF BALANCE SHEET TRANSACTIONS

The Company has not entered into any long term lease commitments nor is the Company subject to any mineral property commitments other than those outlined above.

TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties occurred in the normal course of operations and are measured at the agreed amount, which is the amount of consideration established and agreed to by the related parties. (Refer to note 10 of the annual consolidated financial statements.)

On September 1, 2004 the Company entered into a contract with Gary Freemen to provide investor relations, management and administrative services at a rate of $5,000 per month until September 30, 2005 and granting Mr. Freeman 200,000 stock options. His rate for contract services was amended to $7,500 per month on October 2, 2004.

                              WEALTH MINERALS LTD.
                       (Formerly Triband Enterprise Corp.)
                       MANAGEMENT DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDED NOVEMBER 30, 2004


On September 17, 2004 the Company entered into a contract with Rosie Moore to undertake the duties of President of the Company, at a rate of $108,000 per annum, subject to a six-month review by the Board. Ms. Moore is entitled to 200,000 stock options (granted September 29, 2004) whereby 50,000 will vest after six months, and the balance will vest over the ensuing six month period. At the 6-month anniversary review, either the board or Ms. Moore can elect to terminate the contract by paying a one year's salary severance to Ms. Moore.

These consolidated financial statements include transactions with related parties as follows:

      a) The Company paid $nil (2003 - $nil; 2002 - $31,400) to directors or companies controlled by directors for geological services which have been expensed as property investigation costs;

      b)    The Company paid $152,500 (2003 - $60,000; 2002 - $60,000) in consulting fees to Company directors, and $4,000 (2003 - $nil; 2002
            - $nil) to an officer;

      c) Amounts due to related parties of $25,525 is comprised of $8,720 (2003 - $3,000; 2002 - $nil) to directors and officers for consulting, $2,461 (2003 - $nil; 2002 - $nil) to Cardero Resource Corp. (a public company related by a common director) for rent and administration, $14,284 to directors for expense reimbursements, and $nil (2003 - $5,333; 2002 - $nil) to a company controlled by a director for office rent;

      d) Advances receivable of $nil (2003 - $5,350; 2002 - $nil) were short term expense advances to a company controlled by a director;

      e) Share subscriptions include $11,875 due from a director for options exercised and $5,000 due from the corporate secretary for options exercised. Both amounts were received subsequent to year-end;

      f) Directors participated in private placements during the year as follows:

            i) Gary Freeman and Jerry Pogue subscribed for 300,000 units each at $0.24 per unit.

            ii)   Gary Freeman subscribed for 150,000 units at $0.27 per unit.

            iii) Gary Freeman (indirectly) subscribed for 200,000 units at $0.54 per unit.

            iv)   Gil Atzmon subscribed for 15,000 units at $0.54 per unit

Amounts due to an affiliated company are unsecured, non-interest bearing, with no fixed terms of repayment. The affiliated company, Indico Technologies Ltd. ("Indico"), a TSX Venture Exchange listed company, is related by two common directors. Indico has forfeited its receivable from the Company, and the Company has recorded a gain on the cancellation of the payable of $2,594.

All transactions with related parties were recorded at market value.

MANAGEMENT CHANGES

On September 29, 2004, Rosie Moore was appointed President. Ms. Moore holds Bachelor and Master Degrees in geology and has been employed in exploration and management in the minerals industry for 23 years. Gary Freeman resigned as President upon Ms. Moore's appointment, and was appointed Vice President and remains an active director.

Also on September 29, 2004, Henk Van Alphen was appointed as a director, and Jon Lever was appointed Chief Financial Officer. Mr. Van Alphen is President of Cardero Resource Corp. and has over two decades of mineral property exploration and development and venture capital experience. Mr Lever is a Certified Management Accountant with 16 years experience in managing and monitoring regulatory compliance of junior mining companies, and has served as director and officer of several junior resource companies.

                              WEALTH MINERALS LTD.
                       (Formerly Triband Enterprise Corp.)
                       MANAGEMENT DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDED NOVEMBER 30, 2004


RISKS

The Company is engaged in the exploration for and development of mineral deposits. Exploration and development are capital intensive activities with no guaranteed returns. These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors not all of which are within the control of Management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations, have an impact on the economic viability of a mineral deposit.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company does not currently own or have any interest in any producing mineral property. Annual losses are expected to continue until the Company has an interest in a mineral property that produces revenues. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs. The accompanying consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying audited consolidated financial statements.

The forward-looking information in the Management's discussion and analysis is based on the conclusions of Management. The Company cautions that due to risks and uncertainties, actual events may differ materially from current expectations. With respect to the Company's operations, actual events may differ from current expectations due to economic conditions, new opportunities, changing budget priorities of the Company and other factors.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, restricted cash, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is Management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

                              WEALTH MINERALS LTD.
                       (Formerly Triband Enterprise Corp.)
                       MANAGEMENT DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDED NOVEMBER 30, 2004


SUBSEQUENT EVENTS

a) On December 7, 2004 the Company announced that it had entered into a letter of intent with Minera San Jorge S.A. de C.V. ("MSJ"), a Mexican corporation, for an exclusive due diligence period and right of first refusal to acquire a 60% interest in two exploration projects, one in the State of Jalisco, Mexico, and the other in Columbia. Under the letter of intent, the Company can acquire:

      i) a 60% interest in the Mexican project for a payment to MSJ of US$350,000; and

      ii) a 60% interest in the Columbian project (referred to as the Sur de Bolivar Projects) for a payment to MSJ of US$250,000.

      Under the letter of intent, the Company advanced US$150,000 as a refundable acquisition fee to MSJ. If the Company elects to enter into an option agreement for either project, the advance will be applied to the agreement. The advance is secured by a promissory note from MSJ and marketable securities comprised of 250,000 shares of Tumi Resources Ltd. ("Tumi"), a TSX Venture Exchange listed company. As at November 30, 2004 shares of Tumi closed at $0.99, representing a value of $247,500.

      On February 28, 2005, Wealth announced that it had elected to not pursue a property position through MSJ in Colombia. The Company also announced that the secured payment of US$150,000 to guarantee exclusive due diligence and right of first refusal on the projects would remain in escrow, pending a property decision with MSJ in Mexico.

b) On February 7, 2005, 20,000 options were exercised and paid for by a former director at $0.25 per share for total proceeds of $5,000.

c) On February 28, 2005, the Company announced the signing of a letter agreement with Brett Resources Inc. ("Brett") for the right to acquire a 60% interest in a 47km2 exploration license in eastern El Salvador covering the surface exposure of a potential low sulfidation epithermal gold-silver vein system. The terms of the letter agreement require both parties to enter into a formal binding agreement. The agreement is subject to approvals by the boards of both companies and by the TSX Venture Exchange. The Company can earn a 60% interest in the property by issuing 100,000 shares and, over a five year period, paying US$200,000 to Brett and incurring US$2,000,000 on exploration. The amounts are spread out in an escalating fashion over the five year period. On signing the formal agreement, the Company will pay Brett US$20,000 and issue 50,000 common shares. The Company plans to complete a drill program as part of the first year's US$200,000 work commitment.

d) All share subscriptions receivable of $30,375 were received subsequent to year end.